Exhibit 99.1



 *news from*

FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

FINANCIAL FEDERAL CORPORATION REPORTS RECORD THIRD QUARTER RESULTS

- *Record Net Income - $11.2 million (21% increase)*
- *Record Diluted EPS - $0.42 (20% increase)*
- *Record Receivables Originations - $360 million (34% increase)*
- *Record Finance Receivables Outstanding - $1.92 billion (20% annualized growth)*
- *Loss Ratio - 0.02% (annualized)*

NEW YORK, NY: June 6, 2006 - Financial Federal Corporation (**NYSE: FIF**) today announced results for its third quarter ended April 30, 2006. Net income for the quarter was $11.2 million, 21% higher than the $9.2 million earned in the third quarter of fiscal 2005. Diluted earnings per share increased by 20% to $0.42 from $0.35. Finance receivables originated during the quarter were $360 million compared to $269 million in the third quarter of fiscal 2005. Compensation expense recorded for stock options under SFAS 123R reduced net income for the quarter by $0.2 million and reduced diluted earnings per share by $0.01.

For the first nine months of fiscal 2006 and 2005, net income was $32.1 million and $27.0 million, respectively, a 19% increase. Diluted earnings per share increased by 17% to $1.22 from $1.04. Finance receivables originated increased by 32% to over $1.0 billion from $762 million. Finance receivables outstanding grew at an annualized rate of 20% to $1.92 billion at April 30, 2006 compared to $1.67 billion at July 31, 2005. Compensation expense recorded for stock options reduced net income for the nine months by $0.6 million and reduced diluted earnings per share by $0.02.

Paul R. Sinsheimer, CEO, commented: "We are approaching $2.0 billion in finance receivables with strong asset growth, superb asset quality and record operating results, and the fundamentals of our business are currently strong. Our outlook for our operating results, the industries we finance and the economy is tempered by the extent of continued increases in interest rates and energy prices."

Steven F. Groth, CFO, remarked: "In the third quarter, we enhanced our liquidity and reduced our exposure to rising short-term interest rates with our issuance of $200 million of five and seven year fixed rate notes. The notes also lengthened our debt maturity profile."

Asset Quality
Asset quality measures continued at exceptional levels in the third quarter of fiscal 2006:
- Net charge-offs were only $89,000 or 0.02% (annualized) of average finance receivables compared to $72,000 and 0.02% in the second quarter and $123,000 and 0.03% in the third quarter of last year.
- Non-performing assets were only 0.65% of total finance receivables at April 30, 2006 compared to 0.68% at January 31, 2006 and 1.67% at April 30, 2005.
- Delinquent receivables (60 days or more past due) were only 0.25% of total receivables at April 30, 2006 compared to 0.50% at January 31, 2006 and 0.70% at April 30, 2005.

Net charge-offs were $0.2 million and 0.01% (annualized) of average finance receivables in the first nine months of fiscal 2006 compared to $1.2 million and 0.11% in the first nine months of fiscal 2005.

Other Financial Highlights
- Net interest margin declined only slightly to 5.34% in the third quarter from 5.39% in the prior year. The decline reflects increased interest expense caused by higher short-term market interest rates largely offset by the higher net yield on finance receivables.
- There was no provision for credit losses in the third quarter compared to $0.1 million in the prior year because of the low level of net charge-offs.
- Salaries and other expenses increased to $6.0 million in the third quarter from $5.2 million in the prior year. The increase reflects higher salary expense including expense recorded for stock options. The efficiency ratio improved to 24.6% from 25.6% and the expense ratio improved to 1.31% from 1.38%.
- Return on equity in the third quarter improved to 12.3% from 11.5% in the prior year.

Conference Call

The Company will host a conference call June 7, 2006 at 11:00 a.m. (ET) to discuss its third quarter results. The call will be broadcast on the Company's website www.financialfederal.com (click on Investor Relations).

About Financial Federal

Financial Federal Corporation is an independent financial services company specializing in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit our website at www.financialfederal.com.

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's most recent reports filed on Forms 10-K and 10-Q with the Securities and Exchange Commission identifying these risks and uncertainties.

CONTACT: Steven F. Groth, Chief Financial Officer
*   (212) 599-8000*

CONDENSED CONSOLIDATED UNAUDITED INCOME STATEMENTS
(In thousands, except per share amounts)

	Three months ended April 30,		Nine months ended April 30,	
	2006	2005	2006	2005
Finance income	$41,429	$31,321	$117,420	$92,277
Interest expense	17,172	10,878	47,463	30,632
Net finance income before provision for credit losses on finance receivables	24,257	20,443	69,957	61,645
Provision for credit losses on finance receivables	-	100	-	1,350
Net finance income	24,257	20,343	69,957	60,295
Salaries and other expenses	5,957	5,243	17,216	16,125
Income before income taxes	18,300	15,100	52,741	44,170
Provision for income taxes	7,148	5,858	20,616	17,130
NET INCOME	**$11,152**	**$ 9,242**	**$ 32,125**	**$27,040**
Earnings per common share:				
Diluted	**$ 0.42**	**$ 0.35**	**$ 1.22**	**$ 1.04**
Basic	$ 0.43	$ 0.36	$ 1.24	$ 1.06
Number of shares used:				
Diluted	26,590	26,080	26,417	26,037
Basic	26,017	25,604	25,844	25,469

CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
(In thousands)

	April 30, 2006	July 31, 2005	April 30, 2005
ASSETS			
Finance receivables	$1,921,678	$1,666,079	$1,590,789
Allowance for credit losses	(24,027)	(24,225)	(24,227)
Finance receivables - net	1,897,651	1,641,854	1,566,562
Cash	11,408	8,456	6,324
Other assets	9,386	11,535	11,805
TOTAL ASSETS	$1,918,445	$1,661,845	$1,584,691
LIABILITIES			
Debt	$1,473,334	$1,259,700	$1,189,600
Accrued interest, taxes and other liabilities	67,084	60,031	62,312
Total liabilities	1,540,418	1,319,731	1,251,912
STOCKHOLDERS' EQUITY	378,027	342,114	332,779
TOTAL LIABILITIES AND EQUITY	$1,918,445	$1,661,845	$1,584,691